Exhibit 99.1

Swvl Egypt Surpasses Prior Peak Revenue, Delivering Major Turnaround with Stronger Profitability

DUBAI, United Arab Emirates – September 3, 2025 (GLOBE NEWSWIRE) – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of tech-enabled mass transit solutions, today announced that its Egypt operations surpassed their previous peak revenue levels from 2022 in Egyptian-pound terms in August 2025, with parity in U.S. dollar terms expected soon. Achieved less than two years after a period of restructuring, we believe that this milestone underscores a decisive turnaround featuring a materially stronger bottom line.

Over the past two years, Swvl executed a focused plan to restore sustainable growth and profitability by optimizing cost structures, concentrating on core markets, expanding higher-margin enterprise and government offerings, and increasing the share of recurring and dollar-pegged revenues. We believe that this revenue result in Egypt marks one of the major proof points of that plan’s impact.

“I view surpassing our prior peak revenue in Egypt as more than a marker of recovery; it reflects a company transformed,” said Mostafa Kandil, Founder and CEO of Swvl. “We believe matching and exceeding historical peaks, while strengthening profitability, validates our strategy and the discipline with which our teams are executing.”

“Our financial agenda has been clear: improve unit economics, sharpen allocation of capital, and scale our high quality revenue across the group,” said Ahmed Misbah, CFO of Swvl. “This revenue turnaround in Egypt demonstrates that we can deliver peak-level topline with a meaningfully better bottom line. We will continue applying this blueprint across our core markets to scale sustainable, profitable growth.”

Swvl remains focused on operational excellence, disciplined market selection, and customer-centric innovation as it advances its mission to modernize mass transit across the globe.

For more information about Swvl and its services, please visit www.swvl.com.

About Swvl

Swvl is a global technology provider offering transformative mobility solutions for enterprises and governments. The company’s platform delivers innovative transportation alternatives, enabling safer, more efficient, and accessible mobility options. Swvl operates in numerous cities worldwide, providing services that empower individuals and organizations to navigate their environments effectively.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses that the parity in U.S. dollar terms are expected imminently following the revenue surpassing prior peak revenues in Egyptian pound terms, the belief that the milestone underscores a decisive turnaround featuring a materially stronger bottom line, that the revenue result is a proof point of its turnaround plan and of a company transformed, the belief that matching and exceeding historical peaks, while strengthening profitability, validates its strategy and the discipline with which its teams are executing, and that it will apply this blueprint across its core markets to scale growth. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact:

Investor Relations: ir@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com